TaskUs, Inc.

1650 Independence Drive, Suite 100

New Braunfels, Texas 78132

July 9, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	TaskUs, Inc. Registration Statement on Form S-3 (File No. 333-280707) filed on July 5, 2024

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-280707) filed by TaskUs, Inc. on July 5, 2024:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Edgar J. Lewandowski (212-455-7614) of Simpson Thacher & Bartlett LLP.

Very truly yours,

/s/ Claudia Walsh
Claudia Walsh
General Counsel and Corporate Secretary

cc:	Edgar J. Lewandowski, Simpson Thacher & Bartlett LLP